September 28, 2016

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-5546

Re: Verint Systems Inc.
Form 10-K for the fiscal year ended January 31, 2016
Filed March 30, 2016
Form 8-K filed March 29, 2016
File No. 001-34807

Dear Mr. Krikorian:

This letter sets forth responses to the comments in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Mr. Dan Bodner, President and Chief Executive Officer of Verint Systems Inc. (“Verint”, “we”, or “our”), dated September 15, 2016, regarding Verint's Annual Report on Form 10-K for the fiscal year ended January 31, 2016, and Form 8-K filed March 29, 2016. For your convenience, we have included the Staff's comments in the body of this letter and have provided our responses thereto immediately following each comment.

Form 10-K for the fiscal year ended January 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Trends and Factors That May Impact our Performance, page 32

1.
Under the third bullet point, you indicate that extended sales cycles represent a challenge to your revenue and profitability. Please confirm that you will revise future filings to discuss the actions that management is taking to address this challenge. In this regard, we note your discussion in your recent earnings calls transcripts regarding the adjustments to your go-to-market strategy that are being made to address this, such as the incremental marketing of your solutions, a higher focus on customers' near-term priorities and budgets, and implementation of a neutral sales commission plan. Refer to Section III.A of SEC Release No. 33-8350.

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission

We have reviewed your comment and we confirm that in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, we will discuss the actions that we have taken or intend to take to address the challenges presented by extended sales cycles, some of which are noted within your comment.

Form 8-K filed March 29, 2016

Exhibit 99.1

2.
We note that the “other adjustments” line item is a significant adjustment in your reconciliation of GAAP to non-GAAP Results, particularly for the year ended January 31, 2016 and 2015. Please tell us the nature of the items included within these “other adjustments” as well as your consideration for further breaking out these items in more detail in your reconciliations. Similar concerns apply to the Form 8-K filed September 7, 2016.

The “other adjustments” line item within our “Reconciliation of GAAP to non-GAAP Results” includes restructuring expenses, acquisition-related expenses (including integration costs), changes in the fair values of contingent consideration obligations associated with business acquisitions, asset impairment charges other than those associated with restructuring or acquisition activity, rent expenses for redundant facilities, and gains or losses on sales of property. Detailed descriptions of these items, as well as the reasons why we believe these non-GAAP measures provide useful information to investors, appear within the “Supplemental Information About Non-GAAP Financial Measures” included within our quarterly earnings press releases and within presentations that we provide to investors. Please note that we reorganized and expanded the descriptions of the measures included within "other adjustments" in our most recent earnings press release, for the three and six months ended July 31, 2016, which was furnished on Form 8-K on September 7, 2016.

In recent reporting periods, approximately 80% of our total GAAP to non-GAAP adjustments have been comprised of amortization of acquired intangible assets and stock-based compensation expenses. Therefore, because the “other adjustments” comprise a lesser portion of our aggregate GAAP to non-GAAP adjustments, and because of the variety of different adjustments included within that line item, we have chosen to present those adjustments as a single line item in our reconciliation tables. We believe that breaking out the individual items comprising the “other adjustments” line item could unnecessarily clutter the reconciliation tables while only providing marginal benefit. However, it’s important to note that, while we have not had the cause to do so in recent reporting periods, to the extent that the amounts presented on the “other adjustments” line item show unusual trends or variations between comparable periods, we would provide additional details to explain the trends or variations, through either footnote disclosures to the reconciliation, or by breaking out additional line items as appropriate.

In connection with responding to the Staff's comments, we hereby acknowledge the following:

Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (631) 962-9846.

Sincerely,

/s/ Douglas E. Robinson
-----------------------------------------
Douglas E. Robinson
Chief Financial Officer

cc:	Christine Dietz, Division of Corporation Finance, SEC
Ryan Rohn, Division of Corporation Finance, SEC
Bernard Nolan, Division of Corporation Finance, SEC
Gabriel Eckstein, Division of Corporation Finance, SEC
Dan Bodner, President and Chief Executive Officer, Verint Systems Inc.
Peter D. Fante, Chief Legal Officer, Verint Systems Inc.

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